UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Actel Corporation

(Name of Subject Company (Issuer))

Artful Acquisition Corp.

(Offeror)

A Wholly Owned Subsidiary of

Microsemi Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

PREFERRED STOCK PURCHASE RIGHTS

(Title of Class of Securities)

004934105

(CUSIP Number of Class of Securities)

David Goren, Esq.

Microsemi Corporation

2381 Morse Avenue

Irvine, CA 92614

(949) 221-7100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

Loren J. Weber, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$684,848,486.16	$48,829.70

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 32,799,257 shares of common stock, $0.001 par value per share, of Actel Corporation (“Seller”), together with the associated preferred stock purchase rights issued in connection with and subject to the Preferred Stock Rights Agreement, dated as of October 17, 2003, between Seller and Wells Fargo Bank, N.A., as amended (such rights together with the shares of common stock, the “Company Shares”), at a purchase price of $20.88 per Company Share, net to the tendering shareholder in cash, without interest and subject to any required withholding of taxes. As of September 30, 2010, such Company Shares consisted of (i) 25,916,764 shares of common stock of Seller that were issued and outstanding; (ii) 5,153,974 shares of common stock of Seller potentially issuable upon conversion of outstanding stock options, (iii) 328,869 shares of common stock subject to outstanding restricted stock units and (iv) 1,399,650 shares of common stock subject to stock appreciation rights.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2011, issued by the Securities and Exchange Commission on September 30, 2010, by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,829.70	Filing Party: Microsemi Corporation and Artful Acquisition Corp.

Form of Registration No.: Schedule TO	Date Filed: October 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 4, 2010 (together with any amendments and supplements thereto, the “Schedule TO”), by (i) Artful Acquisition Corp., a California corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, $0.001 par value per share (the “Company Stock”) of Actel Corporation, a California corporation (“Seller”), together with the associated preferred stock purchase rights (the “Company Rights”) issued in connection with and subject to the Preferred Stock Rights Agreement (as amended, the “Rights Agreement”), dated as of October 17, 2003, between Seller and Wells Fargo Bank, N.A. (which rights together with the shares of Company Stock are hereinafter collectively referred to as “Company Shares”), or such reduced amount of Company Shares as described herein, at a purchase price of $20.88 per Company Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase (as amended hereby), including Schedules I, II and III thereto, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 4, 5 and 6.	Summary Term Sheet; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals.

The first sentence of the paragraph following the question, “What is the Top-Up Option and when could it be exercised?” in the section of the Offer to Purchaser entitled “Summary Term Sheet” is hereby amended and restated in its entirety to read:

“Seller has granted to us an irrevocable option (the “Top-Up Option”) exercisable only in accordance with the terms and subject to the conditions set forth in the Merger Agreement, to purchase at a price per Company Share equal to the Offer Price, that number of newly issued Company Shares (the “Top-Up Option Shares”) equal to the lowest number of Company Shares that, when added to the number of Company Shares collectively owned by Microsemi or us at the time of exercise of the Top-Up Option, constitutes one Company Share more than 90% of the sum of (i) the then outstanding Company Shares plus (ii) a number equal to the number of Company Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights including Seller’s outstanding restricted stock units (the “Company RSUs”), stock appreciation rights (the “Company SARs”), options to purchase one or more Company Shares (the “Company Stock Options”) and Company Shares to be issued pursuant to Seller’s Amended and Restated 1993 Employee Stock Purchase Plan (the “ESPP”), in each case, which are convertible or exercisable prior to the date that is 10 business days after such exercise and the issuance of the Top-Up Option Shares; provided, however, that the Top-Up Option will not be exercisable for Company Shares in excess of the number of Company Shares authorized and unissued or held in the treasury of Seller.”

Items 4, 5, 6 and 8.	Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Interest in Securities of the Subject Company.

The first sentence of the ninth paragraph in the section of the Offer to Purchaser entitled “Introduction” is hereby amended and restated in its entirety to read:

“Seller has granted to Purchaser an irrevocable option (the “Top-Up Option”) exercisable only in accordance with the terms and subject to the conditions set forth in the Merger Agreement, to purchase at a price per Company Share equal to the Offer Price, that number of newly issued Company Shares (the “Top-Up Option Shares”) equal to the lowest number of Company Shares, that when added to the number of Company Shares collectively owned by Microsemi or Purchaser at the time of exercise of the Top-Up Option, constitutes one Company Share more than 90% of the sum of (i) the then outstanding Company Shares plus (ii) a number equal to the number of Company Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights including outstanding Company RSUs, Company SARs, Company Stock Options and Company Shares to be issued pursuant to the ESPP, in each case, which are convertible or exercisable prior to the date that is 10 business days after such exercise and the issuance of the Top-Up Option Shares; provided, however, that the Top-Up Option will not be exercisable for Company Shares in excess of the number of Company Shares authorized and unissued or held in the treasury of Seller.”

Items 4, 5, 6, 8 and 11.	Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Interest in Securities of the Subject Company; Additional Information.

The first sentence of the tenth paragraph in Section 11 of the Offer to Purchaser entitled “The Transaction Documents” is hereby amended and restated in its entirety to read:

“Top-Up Option. Seller has granted to Purchaser an irrevocable option exercisable only in accordance with the terms and subject to the conditions set forth in the Merger Agreement, to purchase at a price per Company Share equal to the Offer Price, that number of newly issued Company Shares equal to the lowest number of Company Shares that, when added to the number of Company Shares collectively owned by Microsemi or Purchaser at the time of exercise of the Top-Up Option, constitutes one Company Share more than 90% of the sum of (i) the then outstanding Company Shares plus (ii) a number equal to the number of Company Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights including Company RSUs, Company SARs, Company Stock Options and Company Shares to be issued pursuant to the ESPP, in each case, which are convertible or exercisable prior to the date that is 10 business days after such exercise and the issuance of the Top-Up Option Shares; provided, however, that the Top-Up Option will not be exercisable for Company Shares in excess of the number of Company Shares authorized and unissued or held in the treasury of Seller.”

Items 4 and 11.	Terms of the Transaction; Additional Information.

(i) Paragraph (a) of Section 15 of the Offer to Purchaser entitled “Conditions of the Offer” is hereby amended and restated in its entirety to read:

“(a) immediately prior to the expiration of the Offer, there shall not have been validly tendered and not withdrawn prior to the Expiration Date that number of Company Shares which would represent a majority of the Company Shares then outstanding (the “Minimum Condition”); provided, however, that if, at any Expiration Date, all of the tender offer conditions described in this section (including the Minimum Condition) have been satisfied or waived, but the number of Company Shares validly tendered in the Offer and not properly withdrawn is less than that number of Company Shares which, when added to the number of Company Shares that may be issued pursuant to the Top-Up Option, would represent at least one Company Share more than 90% of the Company Shares then outstanding, then upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law Purchaser may elect to reduce the Minimum Condition to such number of Company Shares (the “Reduced Purchase Amount”) such that following the purchase of Company Shares in the Offer, Parent and its wholly owned subsidiaries, including Purchaser, would own 49.9% of the Company Shares then outstanding and to purchase, on a pro rata basis based on the Company Shares actually deposited in the Offer by each holder of Company Shares, Company Shares representing the Reduced Purchase Amount in the Offer;”

(ii) Section 16 of the Offer to Purchaser entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following text after the last paragraph of such Section 16:

“Securities Class Action Litigation. On October 5, 2010, Lisa Sullivan filed a putative class action lawsuit in the Superior Court of the State of California, County of Santa Clara. Ms. Sullivan alleges that she is a shareholder of Seller and purports to bring the lawsuit on behalf of herself and all other shareholders of Seller except for the defendants and persons or entities associated with the defendants. The complaint names as defendants Seller, John C. East, Jeffrey C. Smith, Eric J. Zahler, Patrick W. Little, James R. Fiebiger, Jacob S. Jacobbson, J. Daniel McCranie, Robert G. Spencer, Purchaser and Microsemi. The complaint alleges, among other things, that the individual defendants breached their fiduciary duties to Seller’s shareholders in their efforts to complete the sale of Seller to Purchaser pursuant to an unfair process and for an unfair price, and that Seller, Purchaser and Microsemi aided and abetted the alleged breaches of fiduciary duty. The complaint also alleges that Seller’s Schedule 14D-9 contained inadequate disclosures. Among other relief, the complaint seeks to enjoin the proposed acquisition of Seller by Purchaser and to rescind the Merger Agreement to the extent already implemented, as well as attorneys’ fees, expert fees and other costs.”

Item 11.	Additional Information.

Item 11(a)(5) of the Schedule TO is amended and restated in its entirety to read:

“The information set forth in the section of the Offer to Purchase entitled ‘Certain Legal Matters; Regulatory Approvals’ is incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2010	Artful Acquisition Corp.

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

Date: October 12, 2010	Microsemi Corporation

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

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